SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERIM FINANCIAL

STATEMENTS

—

June 30, 2017and 2016 with report

of independent registered public

accounting firm

Petróleo Brasileiro S.A. – Petrobras Index

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2017, and the related interim consolidated statements of income and comprehensive income for the three and six months periods ended June 30, 2017, and the related interim consolidated statements of changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2017. These interim consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We draw attention to Note 3 of the interim consolidated financial statements, which describes that: i) no additional information has been identified through this date which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified. We also draw attention to Note 29.4 of the interim consolidated financial statements which describes class actions filed against the Company, for which it is unable to make a reliable estimate of loss.

The consolidated financial statements of the Company as of and for the year ended December 31, 2016, were audited by other accountants whose report dated March 21, 2017, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying consolidated statement of financial position as of December 31, 2016. Additionally, the interim consolidated statements of income and comprehensive income for the three and six months periods ended June 30, 2016, and the related interim consolidated statements of changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2016, were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

Rio de Janeiro, August 10, 2017

/s/

KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-

membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG

International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the

KPMG network of independent member firms affiliated with KPMG

International Cooperative (“KPMG International”), a Swiss entity.

Petróleo Brasileiro S.A. – Petrobras Interim Consolidated Statement of Financial Position June 30, 2017 and December 31, 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2017	12.31.2016	Liabilities	Note	06.30.2017	12.31.2016
Current assets				Current liabilities
Cash and cash equivalents	6	23,569	21,205	Trade payables	15	5,139	5,762
Marketable securities	6	1,003	784	Finance debt	16	7,833	9,755
Trade and other receivables, net	7	4,376	4,769	Finance lease obligations	17.1	22	18
Inventories, net	8	8,047	8,475	Income taxes payable	20.1	654	127
Recoverable income taxes	20.1	669	602	Other taxes payable	20.1	3,000	3,628
Other recoverable taxes	20.1	1,858	1,900	Payroll and related charges		1,577	2,197
Advances to suppliers		117	166	Pension and medical benefits	21.1	806	820
Others		1,369	1,140	Others		1,908	2,104
		41,008	39,041			20,939	24,411
Assets classified as held for sale	9.3	2,047	5,728	Liabilities related to assets classified as held for sale	9.3	212	492
		43,055	44,769			21,151	24,903

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	16	105,763	108,371
Trade and other receivables, net	7	5,267	4,551	Finance lease obligations	17.1	217	226
Marketable securities	6	216	90	Income taxes payable	20.2	883	-
Judicial deposits	29.2	4,468	3,999	Deferred income taxes	20.5	1,066	263
Deferred income taxes	20.5	2,978	4,307	Pension and medical benefits	21.1	22,063	21,477
Other tax assets	20.1	3,078	3,141	Provisions for legal proceedings	29.1	3,390	3,391
Advances to suppliers		1,146	1,148	Provision for decommissioning costs	19	10,179	10,252
Others		3,257	3,184	Others		608	550
		20,410	20,420			144,169	144,530

				Total liabilities		165,320	169,433

				Shareholders' equity
Investments	10	3,720	3,052	Share capital (net of share issuance costs)	22.1	107,101	107,101
Property, plant and equipment	11	173,884	175,470	Capital transactions		632	628
Intangible assets	12	3,189	3,272	Profit reserves		54,658	53,143
		201,203	202,214	Accumulated other comprehensive (deficit)	22.2	(84,211)	(84,093)
				Attributable to the shareholders of Petrobras		78,180	76,779
				Non-controlling interests		758	771
				Total equity		78,938	77,550

Total assets		244,258	246,983	Total liabilities and shareholder's equity		244,258	246,983

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Interim Consolidated Statement of Income June 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2017	Jan-Jun/2016	2Q-2017	2Q-2016

Sales revenues	23	42,560	38,309	20,823	20,320
Cost of sales		(28,355)	(26,434)	(14,181)	(13,818)
Gross profit		14,205	11,875	6,642	6,502

Income (expenses)
Selling expenses		(1,969)	(2,010)	(1,209)	(1,051)
General and administrative expenses		(1,424)	(1,488)	(691)	(810)
Exploration costs	14	(281)	(761)	(187)	(468)
Research and development expenses		(278)	(273)	(171)	(144)
Other taxes		(1,046)	(266)	(954)	(127)
Other income and expenses	24	(11)	(2,945)	1,228	(1,854)
		(5,009)	(7,743)	(1,984)	(4,454)

Income before finance income (expense), results in equity-accounted investments and income taxes		9,196	4,132	4,658	2,048

Finance income		623	445	326	218
Finance expenses		(4,025)	(3,321)	(2,135)	(1,749)
Foreign exchange gains (losses) and inflation indexation charges		(1,810)	(1,074)	(938)	(196)
Net finance income (expense)	26	(5,212)	(3,950)	(2,747)	(1,727)

Results in equity-accounted investments	10	386	212	191	113

Net income before income taxes		4,370	394	2,102	434

Income taxes	20.6	(2,751)	(234)	(2,014)	(177)

Net income for the period		1,619	160	88	257

Net income (loss) attributable to:
Shareholders of Petrobras		1,513	(212)	96	106
Non-controlling interests		106	372	(8)	151

Net income for the period		1,619	160	88	257

Basic and diluted earning (loss) per weighted-average of common and preferred share - in U.S. dollars	22.3	0.12	(0.02)	0.01	0.01

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Interim Consolidated Statement of Comprehensive Income June 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2017	Jan-Jun/2016	2Q-2017	2Q-2016

Net Income for the period	1,619	160	88	257

Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	(14)	-	(1)	−
	(14)	−	(1)	−
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	(670)	11,746	(2,406)	6,116
Reclassified to the statement of income	1,511	1,453	737	711
Deferred income tax	(286)	(4,487)	567	(2,321)
	555	8,712	(1,102)	4,506
Unrealized gains on cash flow hedge - others
Recognized in shareholders' equity	1	2	−	2
	1	2	−	2
Cumulative translation adjustments (*)
Recognized in shareholders' equity	(842)	10,462	(2,203)	5,999
Reclassified to the statement of income	37	−	−	−
	(805)	10,462	(2,203)	5,999

Share of other comprehensive income in equity-accounted investments
Recognized in shareholders' equity	115	355	(3)	164
Reclassified to the statement of income	22	−	−	−
	137	355	(3)	164

Total other comprehensive income:	(126)	19,531	(3,309)	10,671

Total comprehensive income	1,493	19,691	(3,221)	10,928

Comprehensive income attributable to:
Shareholders of Petrobras	1,397	19,313	(3,196)	10,745
Non-controlling interests	96	378	(25)	183
Total comprehensive income	1,493	19,691	(3,221)	10,928

(*) Includes US$ 68 (US$ 364 in the first half of 2016) of cumulative translation adjustments in associates and joint ventures.

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Interim Consolidated Statement of Cash Flows June 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2017	Jan-Jun/2016
Cash flows from Operating activities
Net income (loss) for the period	1,619	160
Adjustments for:
Pension and medical benefits (actuarial expense)	1,368	1,088
Results in equity-accounted investments	(386)	(212)
Depreciation, depletion and amortization	6,650	6,639
Impairment of assets (reversal)	64	412
Exploratory expenditures write-offs	101	499
Gains and losses on disposals/write-offs of assets	(1,766)	65
Foreign exchange, indexation and finance charges	5,077	3,903
Deferred income taxes, net	1,689	(728)
Allowance (reversals) for impairment of trade and others receivables	453	338
Inventory write-down to net realizable value	78	322
Reclassification of cumulative translation adjustment and other comprehensive income	59	−
Revision and unwinding of discount on the provision for decommissioning costs	379	310
Gain on remeasurement of investment retained with loss of control	(217)	−

Decrease (Increase) in assets
Trade and other receivables, net	130	746
Inventories	265	(561)
Judicial deposits	(507)	(355)
Other assets	(330)	(396)
Increase (Decrease) in liabilities
Trade payables	(764)	(1,306)
Other taxes payable	1,216	13
Pension and medical benefits	(428)	(338)
Income taxes paid	(196)	(157)
Other liabilities	(1,062)	284
Net cash provided by operating activities	13,492	10,726
Cash flows from Investing activities
Capital expenditures	(6,499)	(7,128)
Decrease in investments in investees	(16)	(83)
Proceeds from disposal of assets - Divestment	2,952	4
Divestment (Investment) in marketable securities	(192)	213
Dividends received	180	215
Net cash used in investing activities	(3,575)	(6,779)
Cash flows from Financing activities
Investments by non-controlling interest	(45)	49
Financing and loans, net:
Proceeds from financing	13,765	9,100
Repayment of principal	(17,409)	(15,510)
Repayment of interest	(3,808)	(3,649)
Dividends paid to non-controlling interests	(127)	(47)
Net cash used in financing activities	(7,624)	(10,057)

Effect of exchange rate changes on cash and cash equivalents	71	661

Net decrease in cash and cash equivalents	2,364	(5,449)

Cash and cash equivalents at the beginning of the year	21,205	25,058

Cash and cash equivalents at the end of the period	23,569	19,609

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Interim Consolidated Statement of Changes in Shareholders’ Equity June 30, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital Transactions	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,380	(279)	321	(71,220)	(20,288)	(7,362)	(1,293)	7,919	2,182	720	47,156	-	65,236	819	66,055
Balance at January 1, 2016		107,101	321				(100,163)				57,977		65,236	819	66,055
Realization of deemed cost	-	-	-	-	-	-	(2)	-	-	-	-	2	-	-	-
Capital transactions	-	-	4	-	-	-	-	-	-	-	-	-	4	46	50
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(212)	(212)	372	160
Other comprehensive income	-	-	-	10,456	8,712	-	357	-	-	-	-	-	19,525	6	19,531
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(29)	(29)
	107,380	(279)	325	(60,764)	(11,576)	(7,362)	(938)	7,919	2,182	720	47,156	(210)	84,553	1,214	85,767
Balance at June 30, 2016		107,101	325				(80,640)				57,977	(210)	84,553	1,214	85,767

	107,380	(279)	628	(60,248)	(11,297)	(11,600)	(948)	7,919	2,182	720	42,322	0	76,779	771	77,550
Balance at January 1, 2017		107,101	628				(84,093)				53,143	0	76,779	771	77,550
Realization of deemed cost	-	-	-	-	-	-	(2)	-	-	-	-	2	-	-	-
Capital transactions	-	-	4	-	-	-	-	-	-	-	-	-	4	(45)	(41)
Net income	-	-	-	-	-	-	-	-	-	-	-	1,513	1,513	106	1,619
Other comprehensive income	-	-	-	(795)	555	-	124	-	-	-	-	-	(116)	(10)	(126)
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(64)	(64)
	107,380	(279)	632	(61,043)	(10,742)	(11,600)	(826)	7,919	2,182	720	42,322	1,515	78,180	758	78,938
Balance at June 30, 2017		107,101	632				(84,211)				53,143	1,515	78,180	758	78,938

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a company controlled by the Brazilian government dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”), either independently or through joint ventures or similar arrangements with third parties, to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of presentation of unaudited interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

These unaudited interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s audited annual financial statements for the year ended December 31, 2016, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2017	Jun 2017	Mar 2016	Jun 2016	Sep 2016	Dec 2016
Quarterly average exchange rate	3.15	3.22	3.91	3.51	3.25	3.29
Period-end exchange rate	3.17	3.31	3.56	3.21	3.25	3.26

The Company’s Board of Directors in a meeting held on August 10, 2017 authorized the issuance of this consolidated interim financial statements.

2.1.	Accounting estimates

The preparation of interim financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include: oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

For further information on accounting estimates, see note 5 to the Company’s annual financial statements for the year ended December 31, 2016.

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$ 2,527 of capitalized costs representing estimated amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2016 audited consolidated financial statements.

In preparing its financial statements for the period ended June 30, 2017, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato (Car Wash) investigation” by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company continues to monitor the investigations for additional information and will review their potential impacts on the adjustment made.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income and expenses when received. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

In addition to the total funds returned through December 31, 2016, amounting to US$ 203 (US$ 131 in 2016 and US$ 72 in 2015), in the second quarter of 2017, the Company recognized US$ 28 as other income and expenses with respect to compensation for damages resulted from a new leniency agreement, of which US$ 3 were already received and the remaining US$ 25 were recognized as account receivable. In July 2017, the Company also received US$ 14 from another new leniency agreement, which will be included in the income statement for the third quarter of 2017.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and also by the Brazilian Supreme Court. As a result, we have entered into 37 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

4.	Basis of consolidation

The consolidated interim financial statements include the interim statements of Petrobras, its subsidiaries, its assets and liabilities within joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the period ended June 30, 2017 when compared to December 31, 2016, except for the disposal of the subsidiary Nova Transportadora do Sudeste - NTS, on April 4, 2017, as set out in note 9.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2016.

Formal Notice from CVM – Hedge accounting

Since mid-May 2013, the Company has designated cash flow hedging relationships, in which (a) the hedged items are portions of our highly probable future monthly export revenues in U.S. dollars, (b) the hedging instruments are portions of our long term debt obligations denominated in U.S. dollars, and (c) the risk hedged is the effect of changes in exchange rates between the U.S. dollar and the functional currency, the real. For more information, see note 31.2 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

On March 7, 2017, the Company received a formal notice from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) requesting that the Company restate its annual and interim financial statements since the second quarter of 2013. This notice requested that the Company restate the effects of the hedge accounting policy application relating to the cash flow hedge involving the Company’s future exports. The Company appealed the CVM decision and reaffirmed its view that its accounting policy has been correctly applied.

In July 2017, the CVM’s collegiate body accepted the Company’s appeal and dismissed the formal notice, which reinforced the correct application of the accounting policy by the Company.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	06.30.2017	12.31.2016
Cash at bank and in hand	508	591

Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	605	1,180
Other investment funds	29	131
	634	1,311
- Abroad
Time deposits	4,073	3,085
Automatic investing accounts and interest checking accounts	11,659	9,780
U.S. Treasury bills	5,647	5,217
Other financial investments	1,048	1,221
	22,427	19,303
Total short-term financial investments	23,061	20,614
Total cash and cash equivalents	23,569	21,205

Short-term financial investments in Brazil comprise investments in funds holding Brazilian Federal Government Bonds that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments, including U.S. Treasury bills.

Marketable securities

	06.30.2017	12.31.2016
	In Brazil	In Brazil
Trading securities	1,003	784
Available-for-sale securities	125	−
Held-to-maturity securities	91	90
Total	1,219	874
Current	1,003	784
Non-current	216	90

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Available-for-for sale securities refer substantially to São Martinho’s common shares granted to the wholly-owned subsidiary Petrobras Biocombustível S.A. - PBIO (24 million shares) as consideration for PBIO’s shares in Nova Fronteira. For further information on this transaction see note 9.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	06.30.2017	12.31.2016

Trade receivables -Third parties	5,922	6,128
Related parties
Investees (note 18.1)	627	555
Receivables from the electricity sector (note 7.4) (*)	4,992	4,922
Petroleum and alcohol accounts -receivables from Brazilian Government	250	268
Finance lease receivables	564	1,223
Receivables from divestments (note 9.1)	857	−
Other receivables	2,235	1,650
	15,447	14,746
Allowance for impairment of trade and other receivables	(5,804)	(5,426)
Total	9,643	9,320
Current	4,376	4,769
Non-current	5,267	4,551
(*) Includes the amount of US$ 235 at June 30, 2017 (US$ 251 at December 31, 2016) regarding finance lease receivable from Amazonas Distribuidora de Energia.

7.2.	Trade receivables overdue - Third parties
	06.30.2017	12.31.2016
Up to 3 months	826	403
From 3 to 6 months	63	67
From 6 to 12 months	90	411
More than 12 months	2,966	2,650
Total	3,945	3,531

7.3.	Changes in the allowance for impairment of trade and other receivables
	06.30.2017	12.31.2016
Opening balance	5,426	3,656
Additions (*)	541	1,325
Write-offs	(1)	(9)
Reversals	(87)	(171)
Cumulative translation adjustment	(75)	625
Closing balance	5,804	5,426

Current	2,030	2,010
Non-current	3,774	3,416

(*) In 2017, additions include US$ 254 from the finance lease agreement termination relating to the Vitória 10,000 drilling rig.  In 2016, additions include: US$ 345 from electricity sector and US$ 621 from losses on advances to suppliers, as well as assumed debt and  termination costs relating to the agreement with the  Ecovix shipyard.

On May, 22 2017, the Company terminated a finance lease agreement relating to the Vitória 10,000 drilling rig, owned by the indirect wholly-owned subsidiary Drill Ship International BV – DSI BV and leased to the Deep Black Drilling LLP – DBD, an entity from Schahin group. On July 19, 2017, a court ruling confirmed this contract termination and, shortly after, Schahin filed a request to suspend its effects, which was not granted by the court on July 28, 2017.

As a result of the finance lease agreement termination, the Company wrote-down US$ 254 as other income and expenses, made up of the difference between the carrying amount of the finance lease receivable and the value in use of the drilling rig based on the cash flows projected to arise from its commitment to certain Petrobras Group projects.

The Company has taken the measures to reestablish the occupancy of this drilling rig since August 9, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	As of 12.31.2016	Sales	Amounts received	Transfers (*)	Recognition allowance for impairment, net of reversals	Inflation indexation	CTA	As of 06.30.2017
Related parties (Eletrobras Group)
AME (**)	2,475	201	(363)	141	(52)	158	(42)	2,518
Ceron(***)	369	−	(11)	−	−	21	(6)	373
Others	95	19	(25)	−	−	7	−	96
Subtotal	2,939	220	(399)	141	(52)	186	(48)	2,987
Third parties
Cigás	143	380	(244)	(141)	−	5	−	143
Celpa (****)	−	44	(76)	−	31	−	1	−
Others	4	77	(74)	−	−	−	1	8
Subtotal	147	501	(394)	(141)	31	5	2	151
Trade receivables, net	3,086	721	(793)	−	(21)	191	(46)	3,138

Trade receivables - Eletrobras Group	4,922	220	(399)	141	−	186	(78)	4,992
(-) Allowance for impairment	(1,983)	−	−	−	(52)	−	30	(2,005)
Subtotal	2,939	220	(399)	141	(52)	186	(48)	2,987
Trade receivables - Third parties	515	501	(394)	(141)	−	5	(4)	482
(-) Allowance for impairment	(368)	−	−	−	31	−	6	(331)
Subtotal	147	501	(394)	(141)	31	5	2	151
Trade receivables - Total	5,437	721	(793)	−	−	191	(82)	5,474
(-) Allowance for impairment	(2,351)	−	−	−	(21)	−	36	(2,336)
Trade receivables, net	3,086	721	(793)	−	(21)	191	(46)	3,138

(*) Transfer of overdue receivables from Cigás to AME, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.
(**) Amazonas Distribuidora de Energia
(***) Centrais Elétricas de Rondônia
(****) Centrais Elétricas do Pará

The Company supplies fuel oil, natural gas, and other products to entities that operate in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil, as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company.

The Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed US$ 2,202 to the Company, of which US$ 1,889 were collateralized by payables from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE) to the CCC. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis and the first of 120 monthly installments was paid in February 2015.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The contractual amortization clauses in the debt acknowledgement agreement establish the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards as the amounts to be received will be higher than inflation indexation on debt acknowledgement agreements. Despite some periodic delays, these payments have continued.

In order to mitigate an increase in default rates, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this had not occurred and the level of these defaults had increased. Accordingly, in 2015 and 2016 the Company recognized US$ 564 and US$ 345, respectively, as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized outstanding receivables.

Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to Amazonas Distribuidora de Energia (AME), Eletrobras and Cigás;
•	judicial collection of overdue receivables with respect to fuel oil supplied by the wholly-owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);
•	suspension of fuel oil supply on credit, except when legally enforced;
•	The wholly-owned subsidiary Petrobras Distribuidora registered entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank records;
•

Petrobras parent company registered AME as a delinquent company in ANEEL records from April 2016 to May 2017. Since May 2017, ANEEL canceled this registration alleging fuel purchases are non intra sector debt. The Company has appealed the ANEEL decision.

In the first half of 2017, the Company accounted for allowances for impairment of trade receivables, net of reversals, totaling US$ 21 (US$ 253 in the same period of 2016) primarily due to unsecure overdue receivables related to supplies of fuel oil and natural gas, partially offset by overdue receivables paid by CELPA - Centrais Elétricas do Pará.

8.	Inventories
	06.30.2017	12.31.2016
Crude oil	3,121	3,524
Oil products	2,609	2,649
Intermediate products	695	700
Natural gas and LNG (*)	147	134
Biofuels	147	211
Fertilizers	55	26
Total products	6,774	7,244
Materials, supplies and others	1,284	1,243
Total	8,058	8,487
Current	8,047	8,475
Non-current	11	12

(*) Liquified Natural Gas

The amount of inventories is presented net of US$ 26 reducing inventories to net realizable value (US$ 28 as of December 31, 2016), primarily due to changes in international prices of crude oil and oil products. In the six-month period ended June 30, 2017, the Company recognized as cost of sales US$ 78 reducing inventories to net realizable value, net of reversals (US$ 322 in the same period of 2016).

A portion of the crude oil and/or oil products volume have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 2,088 (US$ 1,979 as of December 31, 2016), as set out in note 21.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

9.	Disposal of Assets and other changes in organizational structure
9.1.	Disposal of Assets

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), a group entity from the distribution business segment, held through Petrobras Caribe Ltda.

This transaction was concluded on January 4, 2017 and the net proceeds from this sale were US$ 470, of which US$ 90 were received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 were paid by Southern Cross Group at the transaction closing. Accordingly, the Company recognized a gain of US$ 0.8 as other income and expenses, in the first quarter of 2017, taking into account the impairment of US$ 82 at December 31, 2016.

In addition, a US$ 79 loss was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustments resulting from the depreciation of the Chilean Peso against the U.S Dollar from the time of the acquisition of this investment to its disposal (see note 22.2).

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in Nova Transportadora do Sudeste -NTS, a group entity from the gas and power business segment, the Company’s Board of Directors approved on September 22, 2016 the sale of a 90% interest in NTS to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).

The following changes in organizational structure occurred as part of this process:

-

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of US$ 711, based on an independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary Transportadora Associada de Gás S.A. - TAG. This capital increase required the approval of the National Petroleum, Natural Gas and Biofuels Agency - ANP through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias);

-

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved a reduction to its share capital, via a capital surplus, in the amount of its investment in NTS (US$ 800) and transfer of all of its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to the Permissions of Provisional Operation.

This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship-or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by the ANP.

On April 4, 2017, after performing all conditions precedent and adjustments provided for in the purchase and sale agreement, this transaction was completed in the amount of US$ 5.08 billion upon the payment of US$ 4.23 billion on this date, of which US$ 2.59 billion relates to the sale of shares, US$ 100 relates to an escrow account pledged as collateral for charges associated with the repair of pipelines, and US$ 1.64 billion relates to the issuance of convertible debentures by NTS, maturing in 10 years, as a replacement of the debt to PGT. The remaining balance (US$ 850, also relating to the sale of shares) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

In the second quarter of 2017, the Company recognized a gain on this transaction in the amount of US$ 2,169 accounted for as other income and expenses, which includes a US$ 217 gain on remeasurement of retained interests. This amount is subject to price adjustments according to the purchase and sale agreement.

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary from the biofuels business segment - Petrobras Biocombustível S.A. (PBIO) disposed of its interests in the associate Guarani S.A. (45.97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

On February 3, 2017, this transaction was concluded pursuant to the payment of US$ 203, after all conditions precedent were performed by Tereos Participations SAS. At December 31, 2016, an impairment loss amounting to US$ 118 was accounted for.

Additionally, a gain of US$ 42 was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the appreciation of Mozambican Metical against the Brazilian Real from the acquisition of this investment to its disposal (see note 22.2). This gain was partially offset by a US$ 22 loss also recycled from shareholders’ equity to other income and expenses reflecting cumulative losses relating to cash flow hedge accounting.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. The amount of this transaction is indexed to the CDI rate (Brazilian interbank interest rate), from the signing to the closing date, and remains subject to adjustments based on Liquigás’ working capital changes, net debt and market value of its inventories, from December 31, 2015 to the transaction closing.

In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of US$ 828.

According to an official statement released by the general superintendency of the Brazilian Antitrust Regulator (CADE) on June 30, 2017, additional diligences will be performed by the CADE in order to conclude on market concentration aspects of this sale.

At June 30, 2017, the related assets and liabilities remained classified as held for sale, as some of the conditions precedent were not yet performed, including the approval by the CADE.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385, which will be totally disbursed at the transaction closing. This amount is still subject to adjustments relating to working capital, net debt and recoverable taxes.

On February 21, 2017, the operation was approved at the Grupo Alfa’s Board of Directors Meeting and, on March 27, 2017, at Petrobras’ Shareholders’ Meeting. However, this transaction closing remains subject to approval by the CADE, and to the fulfillment of certain other customary conditions precedent. Therefore, the respective assets and liabilities remained classified as held for sale at June 30, 2017.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•	Transfer of the Company’s 50% interests in the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of US$ 47.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 in cash for assets and services, as well as contingent payments in the amount of US$ 150, associated with the production volume in Iara field. In addition, a long-term line of credit in the amount of US$ 400 will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) the option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

These transactions are still subject to approval by the relevant authorities, the potential exercise of preemptive rights by current Iara partners, and other customary conditions precedent. Accordingly, the related assets and liabilities remained classified as held for sale at June 30, 2017.

9.2.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with São Martinho group which establishes the merger of PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, this transaction was concluded as São Martinho granted to PBIO an additional 24 million of its common shares, corresponding to 6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira.

9.3.	Assets classified as held for sale
					06.30.2017	12.31.2016
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	−	−	6	−	6	109
Trade receivables	−	−	123	−	123	205
Inventories	−	−	97	−	97	172
Investments	−	−	5	−	5	378
Property, plant and equipment	1,137	2	301	74	1,514	4,420
Others	−	−	302	−	302	444
Total	1,137	2	834	74	2,047	5,728
Liabilities on assets classified as held for sale(*)
Trade Payables	11	−	43	−	54	135
Finance debt	−	−	17	−	17	14
Provision for decommissioning costs	58	−	−	−	58	52
Others	−	−	83	−	83	291
Total	69	−	143	−	212	492

(*) As of June 30, 2017, the amounts  mainly refer to assets and liabilities transferred following the approvals of the disposal of Liquigás, Petroquímica Suape and Citepe,  interest in the concession areas named as Iara and Lapa, as well as interests in the thermoelectric power generation plants  Rômulo Almeida and Celso Furtado. At December 31, 2016, the amounts also comprise assets and liabilities transferred following the approvals of the disposals of NTS, PCD,Guarani and Nova Fronteira.

9.4.	Civil action filed by the Brazilian Federal Audit Court (TCU)

On March 15, 2017, after the Company’s revision of its divestments decision-making methodology, the Brazilian Federal Audit Court (Tribunal de Contas da União – TCU) dismissed the civil action filed on December 7, 2016, which prohibited Petrobras from commencing additional divestment projects. This decision enabled the Company to progress with two deals (sale of interests in Baúna and Tartaruga Verde fields and Saint Malo field located in U.S. Gulf of Mexico) and also to commence new divestment projects based on the revised methodology. However, the Company suspended its intention to progress with these two deals as they have not achieved their expected outcomes and due to a judicial injunction ordered by the Brazilian Federal Court in the state of Sergipe with respect to Baúna and Tartaruga Verde project.

On March 30, 2017, the Company’s Executive Board approved the new divestment portfolio, consisting of projects that follow the revised divestment methodology in compliance with the TCU’s decision.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Investments
10.1.	Investments in associates and joint ventures
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 06.30.2017
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	1,428	-	-	49	-	-	(100)	1,377
State-controlled natural gas distributors	330	-	-	37	(5)	-	(34)	328
Compañia Mega S.A. - MEGA	36	-	-	10	(1)	-	(12)	33
Petrochemical joint ventures	25	-	-	4	(1)	-	-	28
Other joint ventures	103	45	(6)	(52)	-	2	(9)	83
Associates
Nova Transportadora do Sudeste	-	-	357	12	(9)	-	(11)	349
Petrochemical associates	1,064	-	-	334	(53)	113	-	1,458
Other associates	50	-	(3)	3	2	-	(3)	49
Other investees	16	-	-	-	(1)	-	-	15
Total	3,052	45	348	397	(68)	115	(169)	3,720

Results in investees transferred to assets held for sale				(11)

Results in equity-accounted investments				386

10.2.	Investments in listed companies
	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
	06.30.2017	12.31.2016	Type	06.30.2017	12.31.2016	06.30.2017	12.31.2016

Associate
Braskem S.A.	212,427	212,427	Common	9.00	9.20	1,913	1,955
Braskem S.A.	75,762	75,762	Preferred A	10.34	10.51	783	796
						2,696	2,751

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of June 30, 2017, the quoted market value of the Company’s investment in Braskem was US$ 2,696 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2016, the recoverable amount of the investment for impairment testing purposes was determined based on its value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Property, plant and equipment
11.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total
Balance at January 1, 2016	6,100	73,893	37,610	43,694	161,297
Additions	110	917	11,846	203	13,076
Additions to / review of estimates of decommissioning costs	-	-	-	937	937
Capitalized borrowing costs	-	-	1,724	-	1,724
Write-offs	(64)	(140)	(1,371)	(43)	(1,618)
Transfers (***)	387	4,519	(15,863)	5,912	(5,045)
Depreciation, amortization and depletion	(428)	(7,520)	-	(5,862)	(13,810)
Impairment recognition	(319)	(3,891)	(439)	(1,932)	(6,581)
Impairment reversal	-	768	-	179	947
Cumulative translation adjustment	1,196	10,178	5,062	8,107	24,543
Balance at December 31, 2016	6,982	78,724	38,569	51,195	175,470
Cost	9,999	127,539	38,569	80,662	256,769
Accumulated depreciation, amortization and depletion	(3,017)	(48,815)	-	(29,467)	(81,299)
Balance at December 31, 2016	6,982	78,724	38,569	51,195	175,470
Additions	1	351	5,752	8	6,112
Additions to / review of estimates of decommissioning costs	-	-	-	30	30
Capitalized borrowing costs	-	-	966	-	966
Write-offs	-	(2)	(279)	(20)	(301)
Transfers	242	2,914	(4,938)	2,051	269
Depreciation, amortization and depletion	(219)	(3,504)	-	(2,795)	(6,518)
Impairment recognition	(2)	(43)	(52)	-	(97)
Cumulative translation adjustment	(99)	(824)	(422)	(702)	(2,047)
Balance at June 30, 2017	6,905	77,616	39,596	49,767	173,884
Cost	10,063	128,804	39,596	81,510	259,973
Accumulated depreciation, amortization and depletion	(3,158)	(51,188)	-	(31,743)	(86,089)
Balance at June 30, 2017	6,905	77,616	39,596	49,767	173,884
Weighted average useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) In 2016 includes transfers to assets held for sale.

In addition to the capital commitments previously reported and in line with the investments foreseen in the Strategic Plan and the 2017-2021 Business and Management Plan, in the first half of 2017 the Company entered into agreements for the acquisition and construction of property, plant and equipment, including the contract for the conclusion of the hull conversion of FPSO P-76, in the amount of US$ 497, and the contract for the supply of flexible pipelines for the production, gas lifting and water injection in many pre-salt projects, in the total amount of US$ 595, expiring in March 2018 and May 2022, respectively.

As of June 30, 2017, property, plant and equipment include assets under finance leases of US$ 120 (US$ 125 as of December 31, 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of June 30, 2017, the Company’s property, plant and equipment include the amount of US$ 22,613 related to the Assignment Agreement (US$ 22,954 as of December 31, 2016).

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP. The review of the Assignment Agreement will be concluded after the assessment of all the areas.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase and estimated costs and production for the development period. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

Currently, the final amount to be established for this agreement is not defined. The beginning of negotiation with the Brazilian Federal Government, which is expected to occur in the third quarter of 2017, still depends on the conclusion of the appraisals by independent experts engaged by both parties and the issuance of the respective reports.

On October 21, 2016, the Company’s Board of Directors approved the creation of the minority shareholders committee responsible for monitoring the agreement review process and providing support to the board’s decisions through opinions about related matters. This committee is composed of two members nominated by the minority shareholders and an independent member with recognized expertise in technical-financial analysis of investment projects.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

12.	Intangible assets
12.1.	By class of assets

			Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2016	2,438	80	290	284	3,092
Addition	11	15	59	-	85
Capitalized borrowing costs	-	-	5	-	5
Write-offs	(160)	-	(1)	-	(161)
Transfers	(15)	(4)	(1)	(99)	(119)
Amortization	(22)	(35)	(98)	-	(155)
Impairment recognition	(3)	-	-	-	(3)
Cumulative translation adjustment	429	12	52	35	528
Balance at December 31, 2016	2,678	68	306	220	3,272
Cost	2,875	487	1,209	220	4,791
Accumulated amortization	(197)	(419)	(903)	-	(1,519)
Balance at December 31, 2016	2,678	68	306	220	3,272
Addition	12	6	26	-	44
Capitalized borrowing costs	-	-	2	-	2
Write-offs	(5)	-	(2)	-	(7)
Transfers	(1)	-	1	-	-
Amortization	(10)	(15)	(51)	-	(76)
Impairment recognition	(5)	-	-	-	(5)
Cumulative translation adjustment	(36)	-	(3)	(2)	(41)
Balance at June 30, 2017	2,633	59	279	218	3,189
Cost	2,829	485	1,213	218	4,745
Accumulated amortization	(196)	(426)	(934)	-	(1,556)
Balance at June 30, 2017	2,633	59	279	218	3,189
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Impairment

The Company’s assets are tested for impairment annually, or whenever there is an indication that their carrying amount may not be recoverable.

In the first half of 2017, impairment losses (net of reversals) amounted to US$ 64 and were recognized within other income and expenses, mainly reflecting:

a) Araucaria Nitrogenados - write down to the recoverable amount of assets relating to the wholly-owned subsidiary Araucaria Nitrogenados S.A. Indications of impairment were identified during this period, such as lower sales volume and prices, as well as higher production costs. Therefore, the Company assessed the related assets for impairment and, as a result, an impairment charge of US$ 68 was recognized. Cash flow projections were based on financial budget and forecasts approved by the management and a post-tax real discount rate of 6.6% p.a. at June 30, 2017 (7.8% p.a. in 2016) derived for the weighted average cost of capital (WACC) for the fertilizer business;

b) COMPERJ - impairment losses of US$ 29 were recognized for constructions of the first refining unit of Comperj facilities which are also related to the natural gas processing plant (UPGN) necessary for the transport and processing of natural gas from the pre-salt layer of the Santos Basin; and

c) Petrochemical Complex - reversal of US$ 38 with respect to the lower difference between the exit price and the cost of the asset held for sale Suape Petrochemical Complex (see note 9.1).

In the first half of 2016, impairment losses (net of reversals) were recognized in the amount of US$ 412, mainly due to (i) the reassessment of the Comperj project, which postponement has been confirmed to at least December 2020 (first refining unit), with efforts to seek new partnerships to resume the project, (ii) the interdependence between the infrastructure of UPGN and Comperj first refining unit and (iii) to Bijupirá and Salema fields.

14.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2017	12.31.2016
Property plant and equipment
Opening Balance	5,133	5,201
Additions to capitalized costs pending determination of proved reserves	386	1,009
Capitalized exploratory costs charged to expense	(51)	(1,054)
Transfers upon recognition of proved reserves	(87)	(966)
Cumulative translation adjustment	(83)	943
Closing Balance	5,298	5,133
Intangible Assets	2,200	2,236
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	7,498	7,369

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Exploration costs recognized in the statement of income	Jan-Jun/2017	Jan-Jun/2016
Geological and geophysical expenses	178	191
Exploration expenditures written off (includes dry wells and signature bonuses)	101	499
Other exploration expenses	2	71
Total expenses	281	761

Cash used in :	Jan-Jun/2017	Jan-Jun/2016
Operating activities	184	215
Investment activities	432	597
Total cash used	616	812

15.	Trade payables
	06.30.2017	12.31.2016
Third parties in Brazil	2,847	3,280
Third parties abroad	1,618	2,019
Related parties	674	463
Balance in current liabilities	5,139	5,762

16.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at June, 30 2017 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

In the first half of 2017, proceeds from financing totaled US$ 13,765, substantially reflecting: i) global notes issued in the capital market in the amount of US$ 8,000 and maturating in 2022, 2027 and 2044, of which US$ 7,362 were used to repurchase bonds previously issued by the Company; and ii) funds raised from the domestic and international banking market in the amount of US$ 3,417 with 5 years term, of which US$ 3,166 were used to pre-pay finance debt.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

A roll-forward schedule of non-current debt is set out as follows:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2016	−	24,697	1,725	17	26,439
Additions (new funding obtained)	−	448	−	−	448
Interest incurred during the period	−	302	−	−	302
Foreign exchange/inflation indexation charges	−	(1,408)	54	1	(1,353)
Transfer to current liabilty/Settlements	−	(7,254)	(135)	(2)	(7,391)
Transfer to liabilities associated with assets classified as held for sale	−	(7)	−	−	(7)
Cumulative translation adjustment (CTA)	−	4,389	337	3	4,729
Balance as of December 31, 2016	−	21,167	1,981	19	23,167
Abroad
Opening balance at January 1, 2016	4,645	30,967	48,819	612	85,043
Additions (new funding obtained)	−	7,392	9,758	−	17,150
Interest incurred during the period	4	17	52	9	82
Foreign exchange/inflation indexation charges	(165)	(1,133)	(609)	(21)	(1,928)
Transfer to current liabilty/Settlements	(980)	(4,326)	(10,145)	(115)	(15,566)
Transfer to liabilities associated with assets classified as held for sale	−	−	(302)	−	(302)
Cumulative translation adjustment (CTA)	163	768	(227)	21	725
Balance as of December 31, 2016	3,667	33,685	47,346	506	85,204
Total Balance as of December 31, 2016	3,667	54,852	49,327	525	108,371
Non-current
In Brazil
Opening balance at January 1, 2017	−	21,167	1,981	19	23,167
Additions (new funding obtained) (*)	−	2,356	−	−	2,356
Interest incurred during the period	−	156	−	−	156
Foreign exchange/inflation indexation charges	−	(52)	16	−	(36)
Transfer to current liabilty/Settlements	−	(4,500)	(73)	(1)	(4,574)
Cumulative translation adjustment (CTA)	−	(218)	(27)	−	(245)
Balance as of June 30, 2017	−	18,909	1,897	18	20,824
Abroad
Opening balance at January 1, 2017	3,667	33,685	47,346	506	85,204
Additions (new funding obtained)	226	1,254	8,309	−	9,789
Interest incurred during the period	1	12	307	4	324
Foreign exchange/inflation indexation charges	18	118	518	1	655
Transfer to current liabilty/Settlements	(497)	(2,714)	(7,724)	(25)	(10,960)
Cumulative translation adjustment (CTA)	(9)	(96)	34	(2)	(73)
Balance as of June 30, 2017	3,406	32,259	48,790	484	84,939
Total Balance as of June 30, 2017	3,406	51,168	50,687	502	105,763

(*) Does not include convertible debentures issued by NTS in the amount of US$ 1,64 billion, as set out in note 9.1.

Current				06.30.2017	12.31.2016
Short-term debt				316	358
Current portion of long-term debt				6,166	7,779
Accrued interest				1,351	1,618
Total				7,833	9,755

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

16.1.	Summarized information on current and non-current finance debt
Maturity in	2017	2018	2019	2020	2021	2022 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	959	2,617	3,413	4,744	3,316	7,498	22,547	19,433
Floating rate debt	602	1,974	2,960	4,308	2,884	5,949	18,677
Fixed rate debt	357	643	453	436	432	1,549	3,870
Average interest rate	8.6%	7.8%	7.7%	7.3%	7.1%	5.4%	7.3%

Financing in U.S.Dollars (US$):	3,076	6,503	12,224	7,352	14,480	39,448	83,083	89,802
Floating rate debt	2,182	6,023	10,709	5,650	2,465	13,724	40,753
Fixed rate debt	894	480	1,515	1,702	12,015	25,724	42,330
Average interest rate	4.5%	5.4%	5.5%	5.8%	5.5%	6.6%	6.0%

Financing in R$ indexed to US$:	43	85	81	81	81	78	449	466
Floating rate debt	10	20	19	19	19	16	103
Fixed rate debt	33	65	62	62	62	62	346
Average interest rate	3.8%	3.8%	3.7%	3.6%	3.3%	2.6%	3.6%

Financing in Pound Sterling (£):	56	23	−	−	−	2,228	2,307	2,309
Fixed rate debt	56	23	−	−	−	2,228	2,307
Average interest rate	6.1%	6.2%	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	46	92	−	−	−	−	138	151
Floating rate debt	46	92	−	−	−	−	138
Average interest rate	0.5%	0.5%	−	−	−	−	0.5%

Financing in Euro (€):	33	77	773	224	852	3,106	5,065	5,391
Floating rate debt	1	−	−	173	−	−	174
Fixed rate debt	32	77	773	51	852	3,106	4,891
Average interest rate	3.9%	4.3%	4.3%	4.5%	4.6%	4.7%	4.4%

Financing in other currencies:	7	−	−	−	−	−	7	7
Fixed rate debt	7	−	−	−	−	−	7
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of June 30, 2017	4,220	9,397	16,491	12,401	18,729	52,358	113,596	117,559
Average interest rate	5.3%	5.9%	5.9%	6.1%	5.7%	6.4%	6.1%

Total as of December 31, 2016	9,755	11,216	20,898	16,313	18,777	41,167	118,126	118,768
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

* The average maturity of outstanding debt as of June 30, 2017 is 7.88 years (7.46 years as of December 31, 2016).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 49,996 as of June 30, 2017 (US$ 46,510 as of December 31, 2016); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to US$ 67,563 as of June 30, 2017 (US$ 72,258 as of December 31, 2016).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

16.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first half of 2017, the capitalization rate was 6.18% p.a. (5.38% p.a. in the first half of 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

16.3.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	−	1,500
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
PGT BV	SACE	12/22/2016	12/22/2017	300	250	50
PGT BV				2,800	250	2,550

In Brazil
Petrobras	FINEP	4/16/2014	12/26/2017	77	73	4
PNBV	BNDES	9/3/2013	3/26/2018	2,986	759	2,227
Transpetro	BNDES	1/31/2007	Not defined	608	192	416
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	48	22	26
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	99	−	99
Total				3,818	1,046	2,772

16.4.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) maturing in 2019 and 2026 are also collateralized based on future oil exports for specific buyers limited to 300 thousand barrels per day up to 2019 and 200 thousand barrels per day from 2020 to 2026. This collateral may not exceed the amount of the related debt.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes, as set out in note 34.

17.	Leases
17.1.	Future minimum lease payments / receipts – finance leases
			Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2017	63	(36)	27	26	(15)	11
2018-2021	475	(246)	229	173	(88)	85
2022 and thereafter	716	(175)	541	411	(268)	143
As of June 30, 2017 (*)	1,254	(457)	797	610	(371)	239
Current			51			22
Non-current			746			217
As of June 30, 2017 (*)			797			239
Current			91			18
Non-current			1,383			226
As of December 31, 2016			1,474			244

(*) For information on termination of the finance lease contract related to Vitoria 10,000 drilling rig in 2017, see note 7.3.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

17.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2017	5,367
2018	7,567
2019	5,672
2020	5,381
2021	5,633
2022 and thereafter	61,692
As of June 30, 2017	91,312

As of December 31, 2016	96,918

As of June 30, 2017, the balance of estimated future minimum lease payments under operating leases includes US$ 50,775 (US$ 49,671 as of December 31, 2016) with respect to assets under construction, for which the lease term has not commenced.

In the first half of 2017, the Company recognized expenditures of US$ 5,263 (US$ 4,856 in the first half of 2016) for operating leases installments.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company and align them with transparency of processes and corporate governance best practices, this policy provides for assumptions to guide Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, such as: (i) related-party transactions must be executed on an arm’s length basis; (ii) must be completely and accurately presented in the Company’s reports, in accordance with applicable rules and; (iii) the Audit Committee must prior assess transactions between the Company and its associates, the Brazilian Federal Government (including its agencies or similar bodies and controlled entities), as well as transactions with entities controlled by key management personnel or by their close family members, with monthly reporting of these assessments to the Board of Directors.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are in the scope of Board of Directors approval, must be preceded by the Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The Related-Party Transactions Policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

18.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2017		06.30.2017	Jan-Jun/2016		12.31.2016

	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,075	340	134	870	246	69
Petrochemical companies	2,030	71	20	1,582	131	27
Other associates and joint ventures	(139)	216	607	214	178	382
Subtotal	2,966	627	761	2,666	555	478
Government entities
Government bonds	71	1,424	-	60	1,113	-
Banks controlled by the Brazilian Government	(815)	4,667	15,793	(1,634)	4,114	19,860
Receivables from the Electricity sector (note 7.4)	405	4,992	7	470	4,922	2
Petroleum and alcohol account - receivables from the Brazilian Government	1	250	-	2	268	-
Others	138	76	158	72	408	333
Subtotal	(200)	11,409	15,958	(1,030)	10,825	20,195
Pension plans	-	50	49	-	48	99
Total	2,766	12,086	16,768	1,636	11,428	20,772
Revenues, mainly sales revenues	3,827	-	-	3,021	-	-
Purchases and services	(497)			(35)
Foreign exchange and inflation indexation charges, net	179	-	-	(242)	-	-
Finance income (expenses), net	(743)	-	-	(1,108)	-	-
Current assets	-	2,588	-	-	3,062	-
Non-current assets	-	9,498	-	-	8,366	-
Current liabilities	-	-	1,667	-	-	4,037
Non-current liabilities	-	-	15,101	-	-	16,735
Total	2,766	12,086	16,768	1,636	11,428	20,772

18.2.	Compensation of employees and key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

		Jan-Jun/2017			Jan-Jun/2016
					Board
	Officers	Board members	Total	Officers	(members and alternates)	Total
Wages and short-term benefits	2.0	0.2	2.2	1.6	0.2	1.8
Social security and other employee-related taxes	0.5	−	0.5	0.5	−	0.5
Post-employment benefits (pension plan)	0.2	−	0.2	0.2	-	0.2
Total compensation recognized in the statement of income	2.7	0.2	2.9	2.3	0.2	2.5
Average number of members in the period (*)	8.00	9.00	17.00	7.50	13.00	20.50
Average number of paid members in the period (**)	8.00	6.50	14.50	7.50	10.67	18.17

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first half of 2017, the Company recognized the amount of US$ 12 as compensation of the Board Members and executive officers of the Petrobras group (US$ 10.3 in the first half of 2016).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

In accordance with Brazilian regulation applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated in respect of the Audit Committee. The total compensation concerning these members totaled US$ 31 thousand in the first half of 2017 (US$ 37 thousand with social security and related charges).

The general meeting, held on April 27, 2017, fixed monthly compensation of Audit Committee members to 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

19.	Provision for decommissioning costs
Non-current liabilities	06.30.2017	12.31.2016
Opening balance	10,252	9,150
Adjustment to provision	31	(564)
Transfers related to liabilities held for sale	(5)	(35)
Payments made	(326)	(730)
Interest accrued	379	660
Others	4	(41)
Cumulative translation adjustment	(156)	1,812
Closing balance	10,179	10,252

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

20.	Taxes
20.1.	Income taxes and other taxes
Income taxes	Current assets		Current liabilities		Non-current liabilities
	06.30.2017	12.31.2016	06.30.2017	12.31.2016	06.30.2017
Taxes in Brazil
Income taxes	639	595	46	112	−
Income taxes - Tax settlement programs (*)	−	−	587	−	883
	639	595	633	112	883
Taxes abroad	30	7	21	15	0
Total	669	602	654	127	883
(*) See note 20.2 for detailed information.

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current	Liabilities (*)
	06.30.2017	12.31.2016	06.30.2017	12.31.2016	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Taxes in Brazil
Current / Deferred ICMS (VAT)	950	969	713	676	1,018	1,078	−	−
Current / Deferred PIS and COFINS	711	710	2,268	2,262	473	463	−	−
CIDE	10	22	−	−	112	118	−	−
Production taxes	−	−	−	−	1,095	1,232	−	−
Withholding income taxes	−	−	−	−	93	486	−	−
REFIS and PRORELIT	−	−	−	−	−	28	−	−
Others	169	165	85	191	181	190	36	20
Total in Brazil	1,840	1,866	3,066	3,129	2,972	3,595	36	20
Taxes abroad	18	34	12	12	28	33	−	−
Total	1,858	1,900	3,078	3,141	3,000	3,628	36	20

(*) Other non-current taxes are classified as other non-current liabilities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.2.	Tax settlement programs

The Company joined the Tax Settlement Program (Programa de Regularização Tributária - PRT) and the Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT) created under Provisional Measures 766/2017 and 783/2017, respectively, with the main goal of settling legal proceedings, for which outflows of resources were probable, along with the benefits provided for these programs.

The amounts in the scope of these programs totaled US$ 2,479 (PRT-US$ 502 and PERT-US$ 1,977) that, after tax, penalties and interests reliefs, the respective liabilities carried on the statement of financial position as of June 30, 2017 amounted US$ 1,819, as shown below:

				Settlement

	Tax liabilities	In cash	Tax losses used	Total	06.30.2017
PRT
Income taxes	321	(64)	(103)	(167)	154
Others	181	(36)	(145)	(181)	−
	502	(100)	(248)	(348)	154
PERT
Income taxes	1,317	−	−	−	1,317
Total	1,819	(100)	(248)	(348)	1,471
Current					588
Non-current					883

20.2.1.	Tax Settlement Program (Programa de Regularização Tributária - PRT)

The PRT enabled reliefs to settle tax and non-tax debts overdue up to November 30, 2016 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office).

The Company joined the program to settle, principally, proceedings at administrative level totaling US$ 502, for which outflow of resources were probable, related to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation.

After assessing the reliefs provided by the PRT, the Company decided to settle the total debt of these tax disputes (US$ 502) with the benefit of using tax loss carry forwards to pay US$ 402, of which US$ 248 was already used at June 30, 2017 and US$ 154 will be used in up to 12 months. The remaining US$ 100 was settled in a lump sum payment.

After joining the PRT in May 2017, the Company recognized a reversal of provision for legal proceedings recognized for this matter in the amount of US$ 485. The impacts of this program within the Company’s statement of income amounted to US$ 82 after tax effects, as shown in note 20.2.3.

20.2.2.	Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT)

The PERT enabled reliefs to settle tax and non-tax debts overdue up to April 30, 2017 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office), including amounts under disputes involving these authorities.

The Company elected to join the PERT to settle the legal proceeding, in the amount of US$ 1,977, with respect to a notice of deficiency issued due to the use of expenses arising from the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008, as deductible in determining taxable profit. The TFC represents a commitment to cover obligations due to participants’ accepted changes in the plan benefits and disputes resolved at that period.

The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated it as probable.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The Company was not able to use tax loss carry forwards to settle this amount as this tax dispute was in the scope of the National Treasury Attorney's Office. Accordingly, an assessment of the other reliefs was performed and, as a result, the Company decided to settle this tax dispute, totaling US$ 1,977, by paying US$ 1,317, which takes into account the benefits reliefs on interests, penalties and related charges. Of this amount, US$ 396 was settled in cash in August  2017, and the remaining US$ 921 will be settled through 145 monthly installments bearing interest at Selic interest rate (Brazilian short-term interest rate), of which the first one will mature in January 2018.

Accordingly, the Company recognized US$ 1,856 within the statement of income, net of reversals of deferred income tax assets for unused tax losses from 2012 to 2017 amounting to US$ 711, as shown in note 20.2.3.

20.2.3.	Impacts of tax settlement programs (PRT and PERT) within statement of income
		Jan-Jun/2017
	PRT	PERT	Total
Other taxes	(169)	(545)	(714)
Finance expenses	(249)	(271)	(520)
Income taxes - notice of deficiency	(98)	(538)	(636)
Total - after reliefs	(516)	(1,354)	(1,870)
Income taxes - deductible expenses	(51)	209	158
Other income and expenses - reversal of provision (*)	485	−	485
Total	(82)	(1,145)	(1,227)
Income taxes - reversal of unused tax losses from 2012 to 2017	−	(711)	(711)
Impacts within the statement of income	(82)	(1,856)	(1,938)
(*) A portion of this provision was recognized within the statement of income, in the first quarter 2017, in the amount of US$ 199.

20.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2017, the Company elected to settle in cash VAT (ICMS) debts administered by the State of Amazonas and Ceará by joining states amnesty settlement programs under Law No. 4,446/2017 and Law No. 16,259/2017, being exempted of paying interests and penalties. Accordingly, the Company charged US$ 40 as other taxes.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.4.	Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted laws that increased the tax burden on the oil industry since March 2016, as follows:

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden imposed on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.5.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total
Balance at January 1, 2016	(10,323)	1,291	7,613	(350)	792	5,215	353	1,199	(6)	5,784
Recognized in the statement of income for the year	1,078	(533)	(374)	36	183	(230)	21	522	210	913
Recognized in shareholders’ equity (****)	−	−	(4,629)	301	−	(3)	−	1,058	−	(3,273)
Cumulative translation adjustment	(1,960)	106	918	(68)	179	1,094	55	252	(12)	564
Others (**)	−	73	(16)	(9)	(26)	(36)	−	(22)	92	56
Balance at December 31, 2016	(11,205)	937	3,512	(90)	1,128	6,040	429	3,009	284	4,044
Recognized in the statement of income for the period (***)	250	(933)	(557)	(39)	34	70	(107)	(153)	(203)	(1,638)
Recognized in shareholders’ equity (****)	−	−	(286)	−	−	−	−	−	−	(286)
Cumulative translation adjustment	157	28	(9)	2	(19)	(75)	−	(37)	(1)	46
Use of tax credits	−	−	−	−	−	(255)	−	−	−	(255)
Others	−	(171)	−	39	1	106	−	−	26	1
Balance at June 30, 2017	(10,798)	(139)	2,660	(88)	1,144	5,886	322	2,819	106	1,912
Deferred tax assets										4,307
Deferred tax liabilities										(263)
Balance at December 31, 2016										4,044
Deferred tax assets										2,978
Deferred tax liabilities										(1,066)
Balance at June 30, 2017										1,912

(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(**) Includes US$ 77 transferred to liabilities associated with assets held for sale relating to Liquigás, PESA and NTS.
(***) Does not include US$ 51 relating to deferred income taxes of companies when classified as held for sale.

(****) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 31.2.

The Company recognizes the deferred tax assets based on projections of taxable profits for future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on the Business and Management Plan – BMP assumptions.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

20.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Jun/2017	Jan-Jun/2016
Net income before income taxes	4,370	394
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(1,485)	(133)
Adjustments to arrive at the effective tax rate:	−	−
• Different jurisdictional tax rates for companies abroad	259	270
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(22)	(131)
• Tax incentives	88	23
• Tax loss carryforwards (unrecognized tax losses)	(38)	(101)
• Non-taxable income (non-deductible expenses), net (**)	(302)	(143)
• Tax settlement programs (***)	(1,346)	−
• Others	95	(19)
Income taxes expense	(2,751)	(234)
Deferred income taxes	(1,689)	728
Current income taxes	(1,062)	(962)
Total	(2,751)	(234)

Effective tax rate of income taxes	63.0%	59.4%

(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments and expenses relating to health care plan.
(***) Income taxes in the scope PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 20.2.3.

21.	Employee benefits (Post-Employment)
21.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the audited consolidated financial statement for the year ended December 31, 2016 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the net defined benefits are set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2016	5,937	71	6,753	89	12,850
(+) Remeasurement effects recognized in OCI	2,935	171	2,176	14	5,296
(+) Costs incurred in the year	1,028	33	1,221	22	2,304
(-) Contributions paid	(195)	−	(354)	(9)	(558)
(-) Payments related to the Term of Financial Commitment (TFC)	(202)	−	−	−	(202)
Others	−	−	−	(93)	(93)
Cumulative translation adjustment	1,249	18	1,418	15	2,700
Balance at December 31, 2016	10,752	293	11,214	38	22,297
Current	413	−	407	−	820
Non-current	10,339	293	10,807	38	21,477
Balance at December 31, 2016	10,752	293	11,214	38	22,297
(+)Costs incurred in the period	630	39	694	5	1,368
(-) Contributions paid	(104)	−	(212)	−	(316)
(-) Payments related to the Term of Financial Commitment (TFC)	(111)	−	−	−	(111)
Others	−	−	−	(1)	(1)
Cumulative translation adjustment	(176)	(6)	(185)	(1)	(368)
Balance at June 30, 2017	10,991	326	11,511	41	22,869
Current	404	−	402	−	806
Non-current	10,587	326	11,109	41	22,063
Balance at June 30, 2017	10,991	326	11,511	41	22,869

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Current service cost	45	23	81	3	152
Net interest cost over net liabilities / (assets)	585	16	613	2	1,216
Net costs for Jan-Jun/2017	630	39	694	5	1,368
Related to active employees:
Included in the cost of sales	118	20	132	−	270
Included in operating expenses	52	12	67	4	135
Related to retired employees	460	7	495	1	963
Net costs for Jan-Jun/2017	630	39	694	5	1,368
Net costs for Jan-Jun/2016	482	16	573	17	1,088

Petros’ financial statements for 2016 were approved by the Executive Council of Petros on May 26, 2017 and presented an accumulated deficit of US$ 8.2 billion (US$ 5.8 billion accumulated until 2015) in the Petros Plan of the Petrobras Group, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

On July 19, 2017, the Superintendency of Post-retirement Benefits (PREVIC) issued the Conduct Adjustment Declaration (TAC) for Petros, determining a deadline for the implementation of its plan for reduction of the accumulated deficit by the end of 2015. The amount to be settled and the payment conditions will be subject to the approval of the Executive Council of Petros and, thereafter, Petrobras must submit it to the approval of Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

The beginning of the additional contributions from participants and sponsors is expected to occur in 2017, provided that all the aforementioned steps have been met.

As of June 30, 2017, the Company had pledged crude oil and oil products volumes, totaling US$ 2,088, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 1,979 as of December 31, 2016).

In the first half of 2017, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 140 (US$ 113 in the first half of 2016) recognized in the statement of income.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

21.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees. However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month’s salary for each employee added by half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

Profit sharing benefits for the first half of 2017

Based on the estimates in the first half of 2017, the Company recognized a provision of US$ 93 as other income and expenses.

21.3.	Voluntary Separation Incentive Plan

From January 2014 to June 30, 2017, the Company implemented voluntary separation incentive plans (PIDV) as presented below:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(15,750)	(2,564)	1,185
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,479)	(396)	288
Total	21,662	(17,229)	(2,960)	1,473

As of June 30, 2017 changes in the provision are set out as follows:

	06.30.2017	12.31.2016
Opening Balance	811	199
Enrollments	−	1,239
Revision of provisions	(209)	(11)
Separations in the period	(452)	(656)
Cumulative translation adjustment	12	40
Closing Balance	162	811
Current	162	811
Non-current	−	−

22.	Shareholders’ equity
22.1.	Share capital (net of share issuance costs)

As of June 30, 2017 and December 31, 2016, subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.	Other comprehensive income

In the first half of 2017, the Company principally recognized as other comprehensive income the following effects:

Cumulative translation adjustment loss of US$ 842, mainly due to exchange differences arising from the translation of these consolidated financial statements to the presentation currency. In addition, the sale of Petrobras Chile and Guarani (see note 9.1) triggered the recycling of cumulative translation adjustments previously recognized in shareholders’ equity to the income statement within other income and expenses, totaling US$ 37.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Foreign exchange rate variation gains of US$ 555, after taxes and amounts reclassified to the statement of income, recognized in the Company's shareholders' equity, as a result of its cash flow hedge accounting policy. At June 30, 2017, the cumulative balance of foreign exchange variation losses, net of tax effects, is US$ 10,742 (see note 31.2).

22.3.	Earnings (losses) per share
		Jan-Jun/2017			Jan-Jun/2016

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	863	650	1,513	(121)	(91)	(212)
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share - in U.S. dollars	0.12	0.12	0.12	(0.02)	(0.02)	(0.02)

23.	Sales revenues
	Jan-Jun/2017	Jan-Jun/2016
Gross sales	53,691	48,750
Sales taxes (*)	(11,131)	(10,441)
Sales revenues (**)	42,560	38,309
Diesel	12,055	12,411
Automotive gasoline	8,418	7,721
Liquefied petroleum gas	1,748	1,395
Jet fuel	1,484	1,177
Naphtha	1,422	1,086
Fuel oil (including bunker fuel)	588	555
Other oil products	1,788	1,534
Subtotal oil products	27,503	25,879
Natural gas	2,357	1,937
Ethanol, nitrogen products and renewables	1,773	1,785
Electricity	1,242	901
Services and others	426	417
Domestic market	33,301	30,919
Exports	6,748	3,239
Sales abroad(***)	2,511	4,151
Foreign market	9,259	7,390
Sales revenues (**)	42,560	38,309

(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 28.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports. In 2016, it includes sales revenues from the former subsidiary PESA.

In the first half of 2017, sales from transactions with two customers reached approximately 10% or more of the Company’s sales revenue, totaling US$ 3,991 (US$ 3,698 in the first half of 2016) and US$ 3,783 (US$ 3,923 in the first half of 2016). These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Other income and expenses
	Jan-Jun/ 2017	Jan-Jun/ 2016
Pension and medical benefits - retirees	(963)	(670)
Unscheduled stoppages and pre-operating expenses	(813)	(1,130)
Allowance for impairment of other receivables	(424)	(40)
Gains / (losses) related to legal, administrative and arbitration proceedings	(370)	(700)
Institutional relations and cultural projects	(96)	(116)
Profit sharing	(93)	−
Impairment (losses) / reversals	(64)	(412)
Operating expenses with thermoelectric power plants	(50)	(59)
Reclassification of cumulative translation adjustments - CTA	(37)	−
Health, safety and environment	(31)	(42)
Gains / (losses) on disposal/write-offs of assets (*)	1,766	(65)
Ship/Take or Pay agreements	299	102
Gain on remeasurement of investment retained with loss of control	217	−
Voluntary Separation Incentive Plan - PIDV	210	(346)
Expenses/Reimbursements from E&P partnership operations	208	302
Government grants	40	77
Amounts recovered from Lava Jato investigation	28	23
Others	162	131
Total	(11)	(2,945)

(*) Includes returned areas and cancelled projects, as well as the divestment in NTS as set out in note 9.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

25.	Costs and Expenses by nature
	06.30.2017	06.30.2016
Raw material and products for resale	(8,818)	(9,537)
Materials, third-party services, freight, rent and other related costs	(8,315)	(7,894)
Depreciation, depletion and amortization	(6,650)	(6,639)
Employee compensation	(4,520)	(4,440)
Impairment (losses) / reversals	(64)	(412)
Production taxes	(3,739)	(1,960)
Unscheduled stoppages and pre-operating expenses	(813)	(1,130)
(Losses) /Gains on legal, administrative and arbitration proceedings	(370)	(700)
Reclassification of cumulative translation adjustment	(37)	−
Exploration expenditures written off (includes dry wells and signature bonuses)	(101)	(499)
Allowance for impairment of trade receivables	(453)	(338)
Other taxes (*)	(1,046)	(266)
Changes in inventories	(322)	(162)
Gain on remeasurement of investment retained with loss of control	217	−
Gains and losses on disposal/write-offs of assets (**)	1,766	(65)
Institutional relations and cultural projects	(96)	(116)
Health, safety and environment	(31)	(42)
Amounts recovered from Lava Jato investigation	28	23
Total	(33,364)	(34,177)
In the Statement of income
Cost of sales	(28,355)	(26,434)
Selling expenses	(1,969)	(2,010)
General and administrative expenses	(1,424)	(1,488)
Exploration costs	(281)	(761)
Research and development expenses	(278)	(273)
Other taxes (*)	(1,046)	(266)
Other income and expenses	(11)	(2,945)
Total	(33,364)	(34,177)

(*) Includes the impact of the Tax Settlement Programs in the amount of US$ 714.
(**) Includes returned areas and cancelled projects, as well as the divestment in NTS as set out in note 9.

26.	Net finance income (expense)
	Jan-Jun/2017	Jan-Jun/2016
Debt interest and charges	(3,931)	(3,653)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(2,151)	(1,523)
Income from investments and marketable securities (Government Bonds)	275	247
Financial result on net debt	(5,807)	(4,929)
Capitalized borrowing costs	968	796
Gains (losses) on derivatives	87	(67)
Interest income from marketable securities	2	5
Unwinding of discount on the provision for decommissioning costs	(381)	(310)
Other finance expenses and income, net	(406)	89
Other foreign exchange gains (losses) and indexation charges, net	325	466
Net finance income (expenses)	(5,212)	(3,950)
Income	623	445
Expenses	(4,025)	(3,321)
Foreign exchange gains (losses) and indexation charges	(1,810)	(1,074)
Total	(5,212)	(3,950)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Supplemental information on statement of cash flows
	Jan-Jun/2017	Jan-Jun/2016
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	483	536
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	52	22
Provision/(reversals) for decommissioning costs	30	9
Use of deferred tax and judicial deposit for the payment of contingency	306	44

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Segment information

The business segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Consolidated assets by Business Segment-06.30.2017

Current assets	5,480	11,182	1,334	56	2,376	26,949	(4,322)	43,055
Non-current assets	132,721	39,597	17,628	241	3,117	8,441	(542)	201,203
Long-term receivables	7,114	3,537	2,505	128	1,002	6,618	(494)	20,410
Investments	1,394	1,486	813	16	5	6	−	3,720
Property, plant and equipment	121,898	34,400	13,991	97	1,890	1,656	(48)	173,884
Operating assets	89,740	30,111	11,483	94	1,623	1,285	(48)	134,288
Under construction	32,158	4,289	2,508	3	267	371	−	39,596
Intangible assets	2,315	174	319	−	220	161	−	3,189
Total Assets	138,201	50,779	18,962	297	5,493	35,390	(4,864)	244,258

Consolidated assets by Business Segment-12.31.2016

Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272
Total Assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Segment
	Jan-Jun/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	20,459	33,091	5,330	99	12,966	−	(29,385)	42,560
Intersegments	19,751	7,893	1,439	95	207	−	(29,385)	−
Third parties	708	25,198	3,891	4	12,759	−	−	42,560
Cost of sales	(13,452)	(28,682)	(3,763)	(108)	(12,064)	−	29,714	(28,355)
Gross profit (loss)	7,007	4,409	1,567	(9)	902	−	329	14,205
Income (expenses)	(1,645)	(1,295)	1,100	(4)	(614)	(2,587)	36	(5,009)
Selling	(66)	(839)	(620)	(1)	(489)	6	40	(1,969)
General and administrative	(152)	(228)	(89)	(13)	(135)	(807)	−	(1,424)
Exploration costs	(281)	−	−	−	−	−	−	(281)
Research and development	(169)	(6)	(11)	−	−	(92)	−	(278)
Other taxes	(31)	(35)	(212)	(4)	(12)	(752)	−	(1,046)
Other income and expenses	(946)	(187)	2,032	14	22	(942)	(4)	(11)
Net income / (loss) before financial results and income taxes	5,362	3,114	2,667	(13)	288	(2,587)	365	9,196
Net finance income (expenses)	−	−	−	−	−	(5,212)	−	(5,212)
Results in equity-accounted investments	46	304	55	(19)	−	−	−	386
Net income / (loss) before income taxes	5,408	3,418	2,722	(32)	288	(7,799)	365	4,370
Income taxes	(1,824)	(1,058)	(906)	4	(98)	1,255	(124)	(2,751)
Net income (loss) for the period	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619
Net income (loss) attributable to:
Shareholders of Petrobras	3,579	2,370	1,756	(28)	190	(6,595)	241	1,513
Non-controlling interests	5	(10)	60	−	−	51	−	106
Net income (loss) for the period	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Segment
	Jan-Jun/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	14,495	29,517	4,613	120	13,353	−	(23,789)	38,309
Intersegments	13,772	8,556	1,143	115	203	−	(23,789)	−
Third parties	723	20,961	3,470	5	13,150	−	−	38,309
Cost of sales	(11,483)	(21,928)	(3,533)	(133)	(12,343)	−	22,986	(26,434)
Gross profit (loss)	3,012	7,589	1,080	(13)	1,010	−	(803)	11,875
Income (expenses)	(2,384)	(1,702)	(543)	(38)	(947)	(2,183)	54	(7,743)
Selling	(79)	(901)	(410)	(1)	(663)	(14)	58	(2,010)
General and administrative	(175)	(194)	(103)	(12)	(119)	(885)	−	(1,488)
Exploration costs	(761)	−	−	−	−	−	−	(761)
Research and development	(119)	(27)	(8)	(1)	−	(118)	−	(273)
Other taxes	(33)	(35)	(106)	(2)	(23)	(67)	−	(266)
Other expenses, net	(1,217)	(545)	84	(22)	(142)	(1,099)	(4)	(2,945)
Net income / (loss) before financial results and income taxes	628	5,887	537	(51)	63	(2,183)	(749)	4,132
Net finance income (expenses)	−	−	−	−	−	(3,950)	−	(3,950)
Results in equity-accounted investments	4	149	56	(2)	5	−	−	212
Net income / (loss) before income taxes	632	6,036	593	(53)	68	(6,133)	(749)	394
Income taxes	(212)	(2,001)	(182)	17	(22)	1,912	254	(234)
Net income (loss) for the period	420	4,035	411	(36)	46	(4,221)	(495)	160
Net income (loss) attributable to:
Shareholders of Petrobras	463	4,094	350	(36)	46	(4,634)	(495)	(212)
Non-controlling interests	(43)	(59)	61	−	−	413	−	372
Net income (loss) for the period	420	4,035	411	(36)	46	(4,221)	(495)	160

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

29.	Provisions for legal proceedings
29.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) individual actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York and (iv) compensation relating to an easement over a property; and

•	Environmental claims regarding fishermen seeking indemnification from the Company for January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	06.30.2017	12.31.2016
Non-current liabilities
Labor claims	1,335	1,226
Tax claims	1,291	1,528
Civil claims	700	575
Environmental claims	64	60
Other claims	−	2
Total	3,390	3,391

	06.30.2017	12.31.2016
Opening Balance	3,391	2,247
Additions	183	997
Use of provision	(308)	(654)
Accruals and charges	183	350
Others	(4)	(52)
Cumulative translation adjustment	(55)	503
Closing Balance	3,390	3,391

29.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	06.30.2017	12.31.2016
Non-current assets
Tax	2,168	1,803
Civil	1,039	1,101
Labor	1,096	1,006
Environmental	159	84
Others	6	5
Total	4,468	3,999

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

29.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of June 30, 2017, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature
Tax	46,604
Labor	7,709
Civil - General	10,868
Civil - Environmental	2,253
Total	67,434

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	15,924
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: The lawsuits are in administrative stages.	4,717
3) Income from subsidiaries and associates located outside Brazil not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,808
4) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,404
5) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,097

6) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	662
7) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	599
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	1,736

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	867
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,378
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,316
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

12) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	1,205
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	921
Plaintiff: States of RJ, SP, ES, BA, PE, MG and RS Finance Departments
14) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	909
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
15) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	862
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	836

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
17) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	573
Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	522
Plaintiff: States of RJ, SP, SE and BA Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	458
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL and RN Finance Departments
20) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	360
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	320
22) Other tax matters	4,130
Total for tax matters	46,604

Description of labor matters	Estimate
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	4,722
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF
2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	377
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to expected changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than the 1/6 ratio established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court ("Tribunal Regional do Trabalho - TRT") from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount.

322
4) Other labor matters	2,288
Total for labor matters	7,709

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including a misunderstanding about the oil prices used on the calculation of production taxes on Lula field. Also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: This claim involves lawsuits in different administrative and judicial stages.	2,349

2) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. Except for the arbitration regarding Tartaruga Verde and Tartaruga Mestiça fields, the others arbitrations have been suspended, as a result of judicial decisions. On the Lula and Cernanbi fields proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba fields proceeding, Petrobras made court-ordered judicial deposits. On the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. Recently, the Brazilian Judiciary Branch allowed the continuation of deposits of amounts when both parts agree with the calculation, and ruled that the arbitration proceeding goes on.

2,316
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ("Sete") through communications that failed to disclose the alleged corruption scheme. The District of Columbia Court partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and the proceeding is currently stayed due to this appeal.	2,117
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust Regulator (CADE) has already analyzed this claim and did not consider the Company's practices to be anti-competitive.	599
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The testimonial hearings were held and the arbitration merit is under its final allegations assessment.	400
6) Other civil matters	3,087
Total for civil matters	10,868

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Description of environmental matters	Estimate

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	893
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	455
3) Other environmental matters	905
Total for environmental matters	2,253

29.4.	Class action and related proceedings
29.4.1.	Class action and related proceedings in USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. Together with two other plaintiffs—Union Asset Management Holding AG (“Union”) and Employees' Retirement System of the State of Hawaii (“Hawaii”)—USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

-

purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

-

purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009, or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and;

-

purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933 as time barred by the Securities Act’s statute of repose, and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to those other claims.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint (“TAC”) was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The TAC and FAC, brought by lead plaintiff, Union, Hawaii, and an additional plaintiff, North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”)—brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed motions to dismiss the TAC on October 1, 2015 and the FAC on December 7, 2015.

On December 20, 2015, the judge ruled on the motions to dismiss, partially granting the motions. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion.

On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’ motion requesting interlocutory appellate review of the class certification decision. Petrobras and the other defendants moved in district court for a stay of all district court proceedings, which the district judge denied on June 24, 2016. Defendants then moved in the Second Circuit for a stay of all district court proceedings. On August 2, 2016, the Second Circuit granted Defendants’ motion. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

On July 7, 2017, the Second Circuit overruled the class certification decision and ordered that the district judge reassess the issue.

The Second Circuit partially granted the Company’s appeal, reversing some aspects of the district court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the occurrence of the transactions in the United States could be determined through a common set of evidence.

On July 21, 2017, Petrobras filed a request for rehearing or en banc review with the Second Circuit.

Before the court proceedings were stayed, on June 27, 2016, the parties filed motions for summary judgment.

In addition to the Consolidated Securities Class Action, to date, 33 lawsuits have been filed by individual investors before the same judge in the SDNY (six of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Opt-out Claims”), consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims in the SDNY, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

On October 31, 2015, the SDNY judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action be tried together in a single trial not to exceed a total of eight weeks. On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016.

On November 18, 2015, the judge ordered that any Opt-out Claim filed before him in the SDNY after December 31, 2015 will be stayed in all respects until after the completion of the trial.

On October 21, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR).  The terms of the settlements are confidential.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

On November 23, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases:  Ohio Public Employees Retirement System v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-03887 (JSR); Abbey Life Assurance Company Limited, et al. v. Petróleo Brasileiro S.A., et al., No. 15-cv-6661 (JSR); Aberdeen Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-3860 (JSR); Aberdeen Latin American Income Fund Limited, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Delaware Enhanced Global Dividend and Income Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Dimensional Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-02165 (JSR); Manning & Napier Advisors, LLC, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10159 (JSR); Russell Investment Company, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-07605 (JSR); Skagen, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No.15-cv-2214 (JSR); State of Alaska Department of Revenue, Treasury Division, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-8995 (JSR), and State Street Cayman Trust Co., Ltd., v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10158 (JSR).

On February 24, 2017, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases:  New York City Employees Retirement System, et al.  v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-2192 (JSR),  Transamerica Income Shares, Inc., et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-3733 (JSR), Internationale Kapitalanlagegesellschaft mbH v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-6618 (JSR) Lord Abbett Investment Trust – Lord Abbett Short Duration Income Fund, et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-7615 (JSR).

On June 19, 2017, Petrobras’ board of directors approved an agreement to settle Opt-out Claims in a case in the Eastern District of Pennsylvania filed by a group of affiliates of The Vanguard Group Inc. (“Vanguard”), No. 15-cv-6283.

Based on the settlements reached, and the status of certain other Opt-out Claims, the Company recognized a provision of US$ 445 at June 30, 2017, of which the Company had previously provisioned US$ 372 in 2016. The terms of the settlements are confidential and Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

29.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requested a hearing to discuss some aspects of the case.

Accordingly, on August 23, 2017, a hearing will be held at the District Court in Rotterdam to establish the timetable for proceedings.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensations as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages may only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

30.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,335 of which US$ 880 were still in force as of June 30, 2017, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 761 and bank guarantees of US$ 119.

31.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2017, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

			Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Derivatives not designated for hedge accounting
Future contracts - total (*)	(6,113)	(1,866)	8	(8)
Long position/Crude oil and oil products	86,588	88,303	−	−	2018
Short position/Crude oil and oil products	(92,701)	(90,169)	−	−	2018
Options - total (*)	(3,400)	120	−	−
Call/Crude oil and oil products	(600)	−	(1)	−	2018
Put/Crude oil and oil products	(2,800)	120	1	−	2018
Forward contracts - total			−	0.3
Short position/Foreign currency forwards (BRL/USD)(**)	US$ 37	US$ 15	−	0.3	2017

Swap			38	−
Foreign currency / Cross-currency Swap (**)	GBP 700	−	38	−	2026

Derivatives designated for hedge accounting
Swap - total			(9)	(10)
Interest – Libor / Fixed rate (**)	US$ 358	US$ 371	(9)	(10)	2019
			−	−

Total recognized in the Statement of Financial Position			37.0	(17.7)

(*) Notional value in thousands of bbl.
(**) Amounts in US$ and GBP are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/2017	Jan-Jun/2016	Jan-Jun/2017	Jan-Jun/2016	06.30.2017	12.31.2016
Commodity derivatives	80	(48)	−	−	5	55
Foreign currency derivatives	10	(15)	−	4	−	−
Interest rate derivatives	(3)	(4)	1	(2)	−	−
	87	(67)	1	2	5	55
Cash flow hedge on exports (***)	(1,511)	(1,453)	841	13,199	−	−
Total	(1,424)	(1,520)	842	13,201	5	55

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2017 is set out following:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario*	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(120)	(240)
Forward contracts	Foreign currency - depreciation BRL x USD	−	9	18
Options	Crude oil and oil products - price changes	−	(17)	(50)
		−	(128)	(272)
Derivatives designated for hedge accounting
Swap		1	(2)	(3)
Debt	Interest - LIBOR increase	(1)	2	3
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on June 30, 2017 / R$ x U.S. Dollar - a 0.2% appreciation of the Real / LIBOR Forward Curve - a 1.54% increase throughout the curve. Source: Focus and Bloomberg.

31.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

The carrying amounts, the fair value as of June 30, 2017, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.3082 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of June 30, 2017 (R$ million)
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2017 to March 2027	55,181	182,552

Changes in the reference value (principal and interest)	US$	R$ million
Amounts designated as of December 31, 2016	61,763	201,293
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	8,515	26,999
Exports affecting the statement of income	(2,360)	(7,504)
Principal repayments / amortization	(12,737)	(40,518)
Foreign exchange variation	−	2,282
Amounts designated as of June 30, 2017	55,181	182,552

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)
	35	26	31	64	91	97	95	61	62

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2017 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2016	(30,739)	10,451	(20,288)
Recognized in shareholders' equity	10,779	(3,665)	7,114
Reclassified to the statement of income - occurred exports	2,542	(864)	1,678
Reclassified to the statement of income - exports no longer expected or not occurred	299	(100)	199
Balance at December 31, 2016	(17,119)	5,822	(11,297)
Recognized in shareholders' equity	(670)	228	(442)
Reclassified to the statement of income - occurred exports	1,511	(514)	997
Balance at June 30, 2017	(16,278)	5,536	(10,742)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 0.6 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2017 is set out below:

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(2,515)	(4,824)	(3,345)	(2,570)	(2,302)	(2,610)	(1,385)	3,273	(16,278)

b)	Cross currency swap – Pounds Sterling x Dollar

In the first half of 2017, the Company, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), entered into a £ 700 million notional amount cross currency swap maturing in 2026, in order to hedge its Pounds/U.S. Dollar exposure arising from the Company’s debt denominated in Pounds.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 06.30.2017	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	3,370		(8)	842	1,685
Liabilities	(58,226)	Dollar/Real	144	(14,557)	(29,113)
Cash flow hedge on exports	55,182		(137)	13,795	27,591
	326		(1)	80	163
Liabilities	(143)	Yen/Dollar	(1)	(36)	(72)
	(143)		(1)	(36)	(72)
Assets	4	Euro/Real	−	1	2
Liabilities	(51)		1	(13)	(25)
	(47)		1	(12)	(23)
Assets	4,923	Euro/Dollar	(91)	1,231	2,461
Liabilities	(9,915)		183	(2,479)	(4,958)
	(4,992)		92	(1,248)	(2,497)
Assets	2	Pound Sterling/Real	−	1	1
Liabilities	(20)		−	(5)	(10)
	(18)		−	(4)	(9)
Assets	3,097	Pound Sterling /Dollar	(47)	774	1,549
Liabilities	(4,703)		71	(1,176)	(2,351)
Derivative - cross currency swap	910		(14)	227	455
	(696)		10	(175)	(347)
Total	(5,570)		101	(1,395)	(2,785)

(*) On June 30, 2017, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.2% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.4% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 1.8% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.5% depreciation of the Pound Sterling / Real x Euro - a 2.1% appreciation of the Real / Real x Pound Sterling - a 1.8% appreciation of the Real. Source: Focus and Bloomberg.

31.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets.  In order to mitigate credits losses, the credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the customer’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer. For information on allowance for impairment of trade and other receivables, see note 7.3.

Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

31.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Maturity	2017	2018	2019	2020	2021	2022 and thereafter	Balance at June 30, 2017	Balance at December 31, 2016
Principal	2,889	9,311	16,667	12,575	18,903	54,051	114,396	119,734
Interest	3,270	6,543	5,912	5,040	3,996	34,530	59,290	58,406
Total	6,159	15,854	22,579	17,615	22,899	88,581	173,686	178,140

32.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,128	−	−	1,128
Commodity derivatives	8	−	−	8
Foreign currency derivatives	−	38	−	38
Balance at June 30, 2017	1,136	38	−	1,174
Balance at December 31, 2016	784	0.3	−	784.3

Liabilities
Interest rate derivatives	−	(9)	−	(9)
Balance at June 30, 2017	−	(9)	−	(9)
Balance at December 31, 2016	(8)	(10)	−	(18)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note 16.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

33.	Subsequent events

Issuance of debentures

On July 26, 2017, the Board of Directors approved a restricted offering of non-convertible unsecured debentures under Instruction CVM No. 476/2009. This launch can reach US$ 1,511 (R$ 5,000 million) through up to four series, with allocation of volumes among the series based on a book building process, of which US$ 242 (R$ 800 million) must be allocated to the first or to first and second series combined (infrastructure debentures).

The Debentures will be distributed under the hybrid offering regime for the total amount of issuance, partially under firm underwriting, partially under the best efforts regime, by financial institutions authorized to operate in the securities distribution system. The final rates of the debentures will be defined after a book building process.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Prepayment of bank debt and new loan agreements

On July 31, 2017, the Company entered into a loan agreement with Safra Bank, in the amount of US$ 150 maturing in 2022. On August 3, 2017, the Company also entered into a new loan agreement with The Bank of Tokyo-Mitsubishi UFJ Ltd, in the amount of US$ 500 maturing in 2018, and prepaid a debt in the amount of US$ 333 maturing in 2022, simultaneously.

34.	Information Related to Guaranteed Securities Issued by Subsidiaries
34.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer